Exhibit 8: Subsidiaries of Van der Moolen Holding N.V.
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Subsidiary                             Country of Incorporation  % Ownership Interest
-----------------------------------  --------------------------  --------------------
VDM Specialists, LLC                   United States of America                 75.0
Van der Moolen Options USA, LLC        United States of America                100.0
Cohen, Duffy, McGowan & Co., LLC       United States of America                 51.0
Kenny & Co. LLC                        United States of America                 75.0
Van der Moolen Effecten Specialist
 B.V                                                Netherlands                100.0
Van der Moolen Opties Amsterdam B.V                 Netherlands                100.0
Van der Moolen Obligaties B.V                       Netherlands                100.0
Van der Moolen Trading GmbH                             Germany                100.0
Van der Moolen UK, Ltd.                          United Kingdom                100.0
Van der Moolen Equities, Ltd.                    United Kingdom                100.0
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